P.E. 2/6/02

02013821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE

Dated February 6, 2002

CORAL GROUP PLC
(Translation of registrant's name into English)

GLEBE HOUSE, VICARAGE DRIVE, BARKING, ESSEX IG11 7NS, UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

CORAL GROUP PLC

INDEX TO QUARTERLY REPORT

INTRODUCTION

Coral Group plc
Glebe House
Vicarage Drive
Barking, Essex
England IG11 7NS

Quarterly Report
For
12 weeks ended December 23, 2001

The accounts being reported upon are the consolidated results of Coral Group plc (the "Company"). The Company's obligation to prepare the Quarterly Report arises under (i) an Indenture entered into in February 1999, pursuant to which the Company issued, and certain subsidiaries guaranteed, 10% Senior Subordinated Notes due 2009 and (ii) under an Indenture entered into in April 1999, pursuant to which the Company issued 13.5% Subordinated PIK Notes due 2009. The Company and its consolidated subsidiaries are referred to herein as "the Group" and also as "Coral".

Some of the information presented in the following discussion constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although management at Coral believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, risks associated with the gambling industry, including without limitation, government regulation, the level of taxes and fees imposed on bookmakers, competition from other bookmakers in the business areas in which Coral operates as well as from suppliers of other gambling products, fixed odds betting, the seasonality and cyclicality of the gambling industry, the continued viability and growth of the internet and potential future laws and regulations applicable to Coral's cross-border gambling business. Readers of this report are referred to the Company's filings with the Securities and Exchange Commission, and specifically the Company's Annual Report on Form 20-F/A dated January 29, 2002, filed on January 29, 2002, for further discussions of factors that could affect Coral's future results.

Business

The Group is a leading international provider of betting services, offering odds and accepting bets on a wide variety of sporting and other events such as:

- horseracing – the most popular sport for betting in UK betting shops;
- soccer – the most popular sport for betting on the internet;
- greyhound racing, golf, tennis, rugby, cricket, grand prix motor racing and other sports; and
- non-sporting events, such as the outcome of political elections, Christmas weather and popular music chart results.

Coral also offers various numbers betting products and operates amusement-with-prizes machines ("AWPs") in its licensed betting offices (which are referred to as "betting shops").

Betting services are currently delivered via three principal channels: the internet, betting shops and the telephone.

PART 1 - FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts

	12 weeks ended December 23, 2001	12 weeks ended December 17, 2000
	(£ million)	
Turnover	290.2	309.0
Cost of Sales	(247.5)	(269.4)
Gross Profit	42.7	39.6
Operating Expenses	(30.8)	(32.6)
Operating profit before depreciation and amortization	11.9	7.0
Depreciation and amortization	(5.3)	(4.7)
Operating profit	6.6	2.3
Net interest expense - cash (note 2)	(5.1)	(5.3)
Net interest expense - non cash (note 2)	(8.4)	(7.3)
Loss before taxation	(6.9)	(10.3)
Taxation	-	-
Net loss for the period	(6.9)	(10.3)

Unaudited Condensed Consolidated Balance Sheets

	December 23, 2001	September 30, 2001
	(£ million)	
Fixed assets		
Intangible assets	345.3	347.4
Tangible assets	89.4	90.6
	434.7	438.0
Current assets		
Cash at bank and in hand	15.7	25.9
Other	16.0	8.7
	31.7	34.6
Creditors: amounts falling due within one year	(72.9)	(76.8)
Net current liabilities	(41.2)	(42.2)
Total assets less current liabilities	393.5	395.8
Creditors: amounts falling due after more than one year		
Borrowings (note 3)	(482.5)	(477.8)
Provisions for liabilities and charges	(6.4)	(6.5)
	(95.4)	(88.5)
Shareholders' deficit		
Share capital and reserves	(95.4)	(88.5)

Unaudited Condensed Consolidated Statements of Cash Flows

	Coral Group plc	
	12 weeks ended December 23, 2001	12 weeks ended December 17, 2000
	(£ million)	
Net cash inflow from operating activities	(4.0)	(3.0)
Returns on investments and servicing of finance	0.1	(7.3)
Taxation received/(paid)	-	0.9
Capital expenditure and financial investment	(2.1)	(2.8)
Acquisitions	-	-
Cash outflow before management of liquid resources and financing	(6.0)	(12.2)
Financing	(4.1)	10.0
(Decrease)/increase in cash	(10.1)	(2.2)

Reconciliation of operating profit to net cash inflow from operating activities:

Operating profit	6.7	2.3
Depreciation and amortization and other non cash items	5.3	4.5
(Increase)/decrease in current assets	(7.3)	(8.5)
Increase/(decrease) in creditors and provisions	(8.7)	(1.3)
Net cash inflow from operating activities	(4.0)	(3.0)

Unaudited Condensed Consolidated Statement of Movements in Shareholders' Equity

	Share Capital	Profit and Loss Account (£ million)	Total
At September 30, 2001 (deficit)	15.0	(103.5)	(88.5)
Loss for the period	-	(6.9)	(6.9)
At December 23, 2001 (deficit)	15.0	(110.4)	(95.4)

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Basis of Preparation

References to the Group throughout the Unaudited Condensed Consolidated Financial Statements (the "financial statements") are references to Coral Group plc (the "Company") and its subsidiaries (together, "the Group").

The Company was incorporated on December 18, 1998 under the name Accumulator Holdings No.2 PLC and changed its name to Coral Group plc on February 2, 1999. The Company is a wholly-owned subsidiary of Coral Eurobet plc (the "Parent").

The Company, its Parent and its immediate subsidiary, Coral Group Trading Limited were formed by DB Investments (GB) Limited, a subsidiary of Deutsche Bank to acquire Coral Estates (Holdings) Limited, Arthur Prince (Turf Accountants) Limited, Coral Stadia Limited, Coral (Holdings) Limited and certain related assets (together, "Coral Group (Predecessor)") from Ladbroke Group PLC (subsequently renamed Hilton Group plc) ("Ladbroke").

Pursuant to an agreement dated December 22, 1998, Coral Group Trading Limited agreed to acquire Coral Group (Predecessor) from Ladbroke, subject to regulatory approval. The acquisition was completed on February 5, 1999.

On December 1, 1999, the Group acquired an international internet business, trading as Eurobet, offering a full range of betting products, principally on the outcome of European soccer matches.

The financial statements have been prepared on a historical cost basis in accordance with the accounting principles generally accepted in the UK ("UK GAAP"). The financial statements have been prepared from the books and records of the Company and its subsidiaries and have not been audited.

Notes to the Unaudited Condensed Consolidated Financial Statements - (continued)

2. Interest

	Coral Group plc	
	12 weeks ended December 23, 2001	12 weeks ended December 17, 2000
	(£ million)	
Interest payable		
Cash interest	(5.2)	(5.4)
Payment in kind interest	(7.8)	(6.7)
	(13.0)	(12.1)
Amortization of issue costs	(0.6)	(0.6)
	(13.6)	(12.7)
Interest receivable	0.1	0.1
Net interest expense	(13.5)	(12.6)

3. Borrowings

	Coral Group plc	
	December 23, 2001	September 30, 2001
	(£ million)	
Bank loans	175.6	179.1
Other loans:		
Junior Subordinated Loan Notes	160.4	156.2
Senior Subordinated Notes	80.0	80.0
Subordinated PIK Notes	78.7	76.2
Unsecured Loan notes	26.0	24.9
Other loans	4.0	3.9
	349.1	341.2
Total borrowings	524.7	520.3
Deferred issue costs	(10.7)	(11.0)
	514.0	509.3
Due within one year	31.5	31.5
Due after one year	482.5	477.8
	514.0	509.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition and results of operation of the Group for the 12 weeks ended December 23, 2001 ("First Quarter 2002") and the 12 weeks ended December 17, 2000 ("First Quarter 2001").

SUMMARY

The following table sets out the components of the Group's net profit for the periods indicated:

	12 weeks ended	
	December 23, 2001	December 17, 2000
	£ millions	
Turnover	290.2	309.0
Cost of Sales	(247.5)	(269.4)
Gross profit	42.7	39.6
Operating expenses before amortization and depreciation	(30.8)	(32.6)
EBITDA	11.9	7.0
Depreciation and amortization	(5.3)	(4.7)
Operating profit	6.6	2.3

Net interest expense for the period was £13.5 million compared to £12.6 million in the same period in 2000. The net loss before tax for the period was £6.8 million compared to a loss before tax of £10.3 million in the same period in 2000.

TURNOVER

Group turnover includes all betting stakes placed by customers either in shops, via the internet or via the telephone; the retained cash receipts from AWPs; and other income, including property rentals and income from the Group's two greyhound racing stadia. Eurobet's turnover comprises bets taken via its international and UK websites, www.eurobet.com and www.eurobet.co.uk.

On October 6, 2001, UK general betting duty changed from 6.75% of dutiable turnover to 15% of gross profit. As a result of this, UK based shops and telephone betting operations no longer charge a deduction of 9% on customer stakes or winnings. Customers are able to reinvest an element of this benefit in the form of additional bets placed, and customers who previously bet on-course or off-shore to attain the benefit of a deduction-free environment have the ability to bet deduction-free in UK based shops and telephone betting operations.

Total turnover decreased 6.1% to £290.2 million in the First Quarter 2002 from £309.0 million in the First Quarter 2001. The decline in turnover reflects the net impact of a fall in turnover at Eurobet following the elimination of low margin Asian Handicap betting, offset by an increase in turnover in the shops and telephone betting.

Turnover attributable to the Group's betting shops consists of betting stakes placed by customers in shops, but excludes the retained cash receipts of AWPs, which are reported separately.

Shop turnover was £238.0 million in the First Quarter 2002, an increase of 39.4% on the First Quarter 2001 turnover of £170.7 million. Turnover on traditional betting products increased by £61.7 million (40.2%), soccer turnover increased by £2.1 million (21.2%) and numbers betting increased by £0.3 million (3.9%). All categories of turnover benefited from the change to the new gross profit tax regime. In addition, turnover on traditional betting products in the First Quarter 2002 benefited from 11% more UK horserace meetings than in the First Quarter 2001, during which the number of UK horseracing fixtures were adversely affected by wet weather. The Group opened a greater number of its shops on Sundays in the First Quarter this year compared to last year. Also there was an increase of 0.1% in the average number of shops operated in the First Quarter this year compared to last year. Adjusting for the movement in shop numbers, average turnover per shop was 39.3% higher in the First Quarter 2001 compared to the First Quarter 2000.

Turnover attributable to the Group's AWPs consists of retained cash winnings from customers. AWP turnover increased 15.7% in the First Quarter 2002 compared to the First Quarter 2001. Average AWP turnover per shop increased 15.6%.

Turnover attributable to the Group's telephone betting operations consists of stakes placed by customers via the Group's telephone betting services principally for traditional betting products. Telephone betting turnover has been affected by the introduction of the new gross profit tax and the removal of the 9% deduction to customers. Turnover in the First Quarter 2002 increased 43.1% to £20.0 million from £14.0 million in the First Quarter 2001. The total number of bets taken increased by 47% in First Quarter 2002 compared to First Quarter 2001.

Turnover attributable to Eurobet, the Group's internet business, consists of betting stakes placed by customers via the internet. Turnover for the First Quarter 2002 was £22.9 million compared to £116.1 million in the First Quarter 2001, a reduction of 80%, reflecting the decision to reduce the low margin Asian Handicap betting.

COST OF SALES

Cost of sales consists principally of customer winnings, betting duty, horse and greyhound racing levies and other turnover and profit related charges. Cost of sales was £247.5 million in the First Quarter 2002 a reduction from £269.4 million in the First Quarter 2001. As a percentage of turnover, cost of sales was 85.3% of the Group's turnover in the First Quarter 2002, a reduction from 87.2% in the First Quarter 2001, principally reflecting the substantial reduction in lower margin turnover at Eurobet.

GROSS PROFIT

The Group's gross profit principally represents winnings from customers after deducting the cost of betting duty, racing levies and other turnover and profit related charges. The Group's gross profit increased 7.9% to £42.7 million in the First Quarter 2002 (representing 14.7% of the Group's turnover in that period) from £39.6 million in the First Quarter 2001 (representing 12.8% of the Group's turnover in that period). The increase in gross profit margin on turnover reflects a reduction in lower margin internet betting at Eurobet, less the effects of the introduction of the new gross profit tax on October 6, 2001.

The removal of the 9% customer deduction, following the change to the gross profits tax, has resulted in a reduced gross win margin on shop products. Despite an 11% increase in UK horseracing fixtures in the First Quarter 2002, the gross win attributable to shops decreased 5.2% to £40 million in the First Quarter 2002 from £42.2 million in the First Quarter 2001. Gross win margin on traditional products decreased by 7.8% to 15.3% in the First Quarter 2002 from 23.1% in 2001, gross win margin on soccer was down 4.7% and numbers gross win margin was down 7.9%.

The gross win on telephone betting decreased 11% to £1.7 million in the First Quarter 2002 from £1.9 million in the First Quarter 2001. Gross win margin on telephone betting decreased to 8.3% in the First Quarter 2002 from 13.4% in the First Quarter 2001. The decreases in gross win and gross win margin reflects the impact of the introduction of the gross profit tax and the removal of the 9% customer deduction.

Eurobet, the Group's internet betting business, generated a gross win of £5.1 million in the First Quarter 2002 and a gross win margin of 22.4%. The gross win in the First Quarter 2001 was £4.9 million, a gross win margin of 4.3%. The increase in the gross win margin is due to the elimination of the low margin Asian Handicap betting.

OPERATING EXPENSES

The Group's operating expenses before depreciation and amortization decreased to £30.8 million in the First Quarter 2002 from £32.6 million in the First Quarter 2001. The principal reason for the decline was a decrease in internet marketing at Eurobet, and a reduction in other operating costs at Eurobet following the restructuring of the cost base that took place in the last quarter of 2001.

Depreciation and amortization increased by £0.6 million in the First Quarter 2002 compared to the First Quarter 2001, principally reflecting a full quarter's charge for the depreciation of the EPOS system in shops, for which installation was completed in November 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Group generated an outflow from operating activities of £4.0 million for the First Quarter 2001 and an outflow of £3.0 million for the First Quarter 2002, principally reflecting timing differences on working capital. The Group funded net capital investment of £2.1 million in the First Quarter 2002 and £2.8 million in the First Quarter 2001 and serviced its loans, including £0.7 million of issue costs paid in the First Quarter 2002. A repayment of £3.5 million was made on the revolving credit facility in the First Quarter 2002 compared with a £10 million subscription for new shares that was raised in the First Quarter 2001.

Capital expenditure consists of the development and the refurbishment of the Group's shops and investment in the shop EPOS system. In the First Quarter 2002 the Group completed a further 6 shop development projects and approved a further 50 such projects. The Group intends to continue to invest in its shops, internet and telebet businesses and in its EPOS system.

As of December 23, 2001 the Group's indebtedness was £524.7 million. This includes £175.6 million of senior debt and £349.1 million of Loan Notes. The Group's shareholders' equity as of December 23, 2001 was in deficit at £95.3 million.

The Group had a cash balance of £15.7 million at December 23, 2001 and had £4.0 million undrawn on its revolving credit facility. A commitment for further equity funding of up to £10 million has been given by Morgan Grenfell Private Equity.

Principal and interest payments under the senior credit facility and the Senior Subordinated Notes represent significant liquidity requirements for the Group. Payments of interest on the Subordinated PIK Notes and the Junior Subordinated Loan Notes in cash are restricted and only permitted under certain circumstances. Interest on these Notes continues to be satisfied by the issue of additional Notes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

There has been no material change in the Company's exposure to market risk since the Company's Annual Report on Form 20-F/A filed on January 29, 2002.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

The nature of Coral's businesses and the extent of its operations are such that its operating companies are from time to time involved in a variety of legal proceedings. Coral's management believe that the outcome of current such proceedings will not have a material adverse effect on the results of the Group's business or financial condition.

Coral Racing Limited is currently defending a claim for a total of US$30 million made by Arrows Grand Prix International Limited for non-performance of certain alleged verbal agreements related to sponsorship of the Formula 1 Arrows team. The directors, having taken detailed legal advice, believe that the claim has no merit.

CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

DEFAULTS UPON SENIOR SECURITIES

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coral Group plc
(Registrant)

By: ______________________

Date: February 6, 2002

Name: Michael Mariscotti

Title: Director